                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                     SCHEDULE 13D

                                  (Amendment No. 1)


                      Under the Securities Exchange Act of 1934


                               HEALTH MANAGEMENT, INC.
                               -----------------------
                                   (NAME OF ISSUER)

                        Common Stock, par value $.03 per share
                        --------------------------------------
                            (TITLE OF CLASS OF SECURITIES)



                                       42219B10
                                    --------------
                                    (CUSIP NUMBER)


                                  Vincent J. Caruso
                           Transworld Home HealthCare, Inc.
                                  75 Terminal Avenue
                               Clark, New Jersey 07066
                                    (908) 340-1144
--------------------------------------------------------------------------------
             (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                         RECEIVE NOTICES AND COMMUNICATIONS)


                                   January 13, 1997
--------------------------------------------------------------------------------
               (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with the statement:  [ ]

CUSIP No. 42219B10
------------------

I.    Name of Reporting Person                        Transworld Home
                                                      HealthCare, Inc.

      S.S. or I.R.S. Identification No.
      of Above Person                                 (Intentionally
                                                      Omitted)
--------------------------------------------------------------------------------

II.   Check the Appropriate Box if a                  (a) [ ]
      Member of a Group                               (b) [X]
--------------------------------------------------------------------------------

III.  SEC Use Only
--------------------------------------------------------------------------------

IV.   Source of Funds                                 BK
--------------------------------------------------------------------------------

V.    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)              [ ]
--------------------------------------------------------------------------------

VI.   Citizenship or Place of Organization            New York
--------------------------------------------------------------------------------

                   VII.  Sole Voting                     -0-
                         Power
                         ------------------------------------------------------

Number of Shares   VIII. Shared Voting                9,711,005
                         Power
                         ------------------------------------------------------

                   IX.   Sole Dis-                       -0-
                         positive Power
                         ------------------------------------------------------

                   X.    Shared Dis-                  9,711,005
                         positive Power
--------------------------------------------------------------------------------

XI.   Aggregate Amount Beneficially
      Owned By Each Reporting Person               9,711,005 shares
--------------------------------------------------------------------------------

XII.  Check Box if the Aggregate Amount
      in Row (11) Excludes Certain Shares                 [ ]
--------------------------------------------------------------------------------

XIII. Percent of Class Represented by
      Amount in Row (11)                                 51.0%
--------------------------------------------------------------------------------

XIV.  Type of Reporting Person                            CO
--------------------------------------------------------------------------------

CUSIP No. 42219B10
------------------

I.    Name of Reporting Person                        IMH Acquisition
                                                      Corp.

      S.S. or I.R.S. Identification No.
      of Above Person                                 (Intentionally Omitted)
--------------------------------------------------------------------------------

II.   Check the Appropriate Box if a                  (a) [ ]
      Member of a Group                               (b) [X]
--------------------------------------------------------------------------------

III.  SEC Use Only
--------------------------------------------------------------------------------

IV.   Source of Funds                                 BK
--------------------------------------------------------------------------------

V.    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)              [ ]
--------------------------------------------------------------------------------

VI.   Citizenship or Place of Organization            Delaware
--------------------------------------------------------------------------------

                   VII.  Sole Voting                     -0-
                         Power
                         ------------------------------------------------------

Number of Shares   VIII. Shared Voting                9,711,005
                         Power
                         ------------------------------------------------------

                   IX.   Sole Dis-                       -0-
                         positive Power
                         ------------------------------------------------------

                   X.    Shared Dis-                  9,711,005
                         positive Power
--------------------------------------------------------------------------------

XI.   Aggregate Amount Beneficially
      Owned By Each Reporting Person               9,711,005 shares
--------------------------------------------------------------------------------

XII.  Check Box if the Aggregate Amount
      in Row (11) Excludes Certain Shares                 [ ]
--------------------------------------------------------------------------------

XIII. Percent of Class Represented by
      Amount in Row (11)                                 51.0%
--------------------------------------------------------------------------------

XIV.  Type of Reporting Person                            CO
--------------------------------------------------------------------------------

CUSIP No. 42219B10
------------------

I.    Name of Reporting Person                        Hyperion
                                                      Partners II L.P.

      S.S. or I.R.S. Identification No.
      of Above Person                                 (Intentionally Omitted)
--------------------------------------------------------------------------------

II.   Check the Appropriate Box if a                  (a) [ ]
      Member of a Group                               (b) [X]
--------------------------------------------------------------------------------

III.  SEC Use Only
--------------------------------------------------------------------------------

IV.   Source of Funds                                 BK,OO
--------------------------------------------------------------------------------

V.    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)              [ ]
--------------------------------------------------------------------------------

VI.   Citizenship or Place of Organization            Delaware
--------------------------------------------------------------------------------

                   VII.  Sole Voting                    - 0 -
                         Power
                         ------------------------------------------------------

Number of Shares   VIII. Shared Voting                9,966,773
                         Power
                         ------------------------------------------------------

                   IX.   Sole Dis-                      - 0 -
                         positive Power
                         ------------------------------------------------------

                   X.    Shared Dis-                  9,966,773
                         positive Power
--------------------------------------------------------------------------------

XI.   Aggregate Amount Beneficially                9,966,773 shares
      Owned By Each Reporting Person
--------------------------------------------------------------------------------

XII.  Check Box if the Aggregate Amount
      in Row (11) Excludes Certain Shares                 [ ]
--------------------------------------------------------------------------------

XIII. Percent of Class Represented by
      Amount in Row (11)                                 51.6%
--------------------------------------------------------------------------------

XIV.  Type of Reporting Person                            PN
--------------------------------------------------------------------------------

CUSIP No. 42219B10
------------------

I.    Name of Reporting Person                        Hyperion
                                                      Ventures II L.P.

      S.S. or I.R.S. Identification No.
      of Above Person                                 (Intentionally Omitted)
--------------------------------------------------------------------------------

II.   Check the Appropriate Box if a                  (a) [ ]
      Member of a Group                               (b) [X]
--------------------------------------------------------------------------------

III.  SEC Use Only
--------------------------------------------------------------------------------

IV.   Source of Funds                                 OO
--------------------------------------------------------------------------------

V.    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)              [ ]
--------------------------------------------------------------------------------

VI.   Citizenship or Place of Organization            Delaware
--------------------------------------------------------------------------------

                   VII.  Sole Voting                    - 0 -
                         Power
                         ------------------------------------------------------

Number of Shares   VIII. Shared Voting                9,966,773
                         Power
                         ------------------------------------------------------

                   IX.   Sole Dis-                      - 0 -
                         positive Power
                         ------------------------------------------------------

                   X.    Shared Dis-                  9,966,773
                         POSITIVE POWER
--------------------------------------------------------------------------------

XI.   Aggregate Amount Beneficially                9,966,773 shares
      Owned By Each Reporting Person
--------------------------------------------------------------------------------

XII.  Check Box if the Aggregate Amount
      in Row (11) Excludes Certain Shares                 [ ]
--------------------------------------------------------------------------------

XIII. Percent of Class Represented by                    51.6%
      Amount in Row (11)
--------------------------------------------------------------------------------

XIV.  Type of Reporting Person                            PN
--------------------------------------------------------------------------------

CUSIP No. 42219B10
------------------

I.    Name of Reporting Person                        Hyperion
                                                      Funding II Corp.

      S.S. or I.R.S. Identification No.
      of Above Person                                 (Intentionally Omitted)
--------------------------------------------------------------------------------

II.   Check the Appropriate Box if a                  (a) [ ]
      Member of a Group                               (b) [X]
--------------------------------------------------------------------------------

III.  SEC Use Only
--------------------------------------------------------------------------------

IV.   Source of Funds                                 OO
--------------------------------------------------------------------------------

V.    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)              [ ]
--------------------------------------------------------------------------------

VI.   Citizenship or Place of Organization            Delaware
--------------------------------------------------------------------------------

                   VII.  Sole Voting                    - 0 -
                         Power
                         ------------------------------------------------------

Number of Shares   VIII. Shared Voting                9,966,773
                         Power
                         ------------------------------------------------------

                   IX.   Sole Dis-                      - 0 -
                         positive Power
                         ------------------------------------------------------

                   X.    Shared Dis-                  9,966,773
                         positive Power
--------------------------------------------------------------------------------

XI.   Aggregate Amount Beneficially                9,966,773 shares
      Owned By Each Reporting Person
--------------------------------------------------------------------------------

XII.  Check Box if the Aggregate Amount
      in Row (11) Excludes Certain Shares                 [ ]
--------------------------------------------------------------------------------

XIII. Percent of Class Represented by
      Amount in Row (11)                                 51.6%
--------------------------------------------------------------------------------

XIV.  Type of Reporting Person                            CO
--------------------------------------------------------------------------------

CUSIP No. 42219B10
------------------

I.    Name of Reporting Person                        Lewis S. Ranieri

      S.S. or I.R.S. Identification No.
      of Above Person                                 (Intentionally Omitted)
--------------------------------------------------------------------------------

II.   Check the Appropriate Box if a                  (a) [ ]
      Member of a Group                               (b) [X]
--------------------------------------------------------------------------------

III.  SEC Use Only
--------------------------------------------------------------------------------

IV.   Source of Funds                                 OO
--------------------------------------------------------------------------------

V.    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)              [ ]
--------------------------------------------------------------------------------

VI.   Citizenship or Place of Organization            United States of America
--------------------------------------------------------------------------------

                   VII.  Sole Voting                    - 0 -
                         Power
                         ------------------------------------------------------

Number of Shares   VIII. Shared Voting                9,966,773
                         Power
                         ------------------------------------------------------

                   IX.   Sole Dis-                      - 0 -
                         positive Power
                         ------------------------------------------------------

                   X.    Shared Dis-                  9,966,773
                         positive Power
--------------------------------------------------------------------------------

XI.   Aggregate Amount Beneficially                9,966,773 shares
      Owned By Each Reporting Person
--------------------------------------------------------------------------------

XII.  Check Box if the Aggregate Amount
      in Row (11) Excludes Certain Shares                 [ ]
--------------------------------------------------------------------------------

XIII. Percent of Class Represented by                    51.6%
      Amount in Row (11)
--------------------------------------------------------------------------------

XIV.  Type of Reporting Person                            IN
--------------------------------------------------------------------------------

CUSIP No. 42219B10
------------------

I.    Name of Reporting Person                        Scott A. Shay

      S.S. or I.R.S. Identification No.
      of Above Person                                 (Intentionally Omitted)
--------------------------------------------------------------------------------

II.   Check the Appropriate Box if a                  (a) [ ]
      Member of a Group                               (b) [X]
--------------------------------------------------------------------------------

III.  SEC Use Only
--------------------------------------------------------------------------------

IV.   Source of Funds                                 OO
--------------------------------------------------------------------------------

V.    Check if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)              [ ]
--------------------------------------------------------------------------------

VI.   Citizenship or Place of Organization            United States of America
--------------------------------------------------------------------------------

                   VII.  Sole Voting                    - 0 -
                         Power
                         ------------------------------------------------------

Number of Shares   VIII. Shared Voting                9,966,773
                         Power
                         ------------------------------------------------------

                   IX.   Sole Dis-                      - 0 -
                         positive Power
                         ------------------------------------------------------

                   X.    Shared Dis-                  9,966,773
                         positive Power
--------------------------------------------------------------------------------

XI.   Aggregate Amount Beneficially                9,966,773 shares
      Owned By Each Reporting Person
--------------------------------------------------------------------------------

XII.  Check Box if the Aggregate Amount                   [ ]
      in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------

XIII. Percent of Class Represented by                    51.6%
      Amount in Row (11)
--------------------------------------------------------------------------------

XIV.  Type of Reporting Person                            IN
--------------------------------------------------------------------------------

    Items 2, 3, 4, 5, 6, and 7 of the Schedule 13D, dated November 13, 1996, relating to the Common Stock, par value $.03 per share, of Health Management, Inc., are hereby amended by adding thereto the information and exhibits described herein. Terms which are defined in such Schedule 13D shall have their defined meanings herein, unless otherwise defined herein.

ITEM 2.  IDENTITY AND BACKGROUND

    This Schedule 13D (Amendment No. 1) is being filed by Transworld Home HealthCare, Inc., a New York corporation ("Transworld"), IMH Acquisition Corp., a Delaware corporation ("Newco"), Hyperion Partners II L.P. (the "Fund"), Hyperion Ventures II L.P. (the "General Partner"), Hyperion Funding II Corp. ("Funding"), Lewis S. Ranieri, and Scott a Shay (individually, a "Reporting Person" and collectively, the "Reporting Persons").

    Newco is a wholly-owned subsidiary of Transworld, which was organized for the purpose of merging into the Issuer in order to effect the Merger. Newco has no operations. Certain information regarding the directors and executive officers of Newco is set forth on Annex A hereto. To the best knowledge of Newco, each of its directors and executive officers is a citizen of the United States of America. Newco maintains its principal office at 75 Terminal Avenue, Clark, New Jersey 07066.

    On January 15, 1997, Timothy M. Aitken became Chairman of the Board and chief executive officer of Transworld. Prior to joining Transworld, Mr. Aitken was Vice Chairman of the Board and President of Apria Healthcare Group, Inc. (a health care provider) and, prior thereto he was the Chairman of the Board, President, and chief executive officer of Abbey Health Care Group, Inc. (a health care provider). Mr. Aitken is a citizen of the United States of America, and his address is 75 Terminal Avenue, Clark, New Jersey 07066.

    On January 15, 1997, the day of Mr. Aitken's appointment to the offices described above, Robert W. Fine ceased to be the acting chief executive officer of Transworld and Scott A. Shay ceased to be the acting Chairman of the Board of Transworld.

    During the past five years none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of Transworld's or Newco's directors or executive officers, or David M. Golush or Robert A. Perro (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his having been or being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

    Transworld used $8,964,292 to effect the Stock Purchase, including amounts loaned to the Issuer during the period commencing on the date of the execution of the Stock Purchase Agreement and ending on the date of the consummation of the Stock Purchase, which amounts, pursuant to the terms of the Stock

Purchase Agreement, were deducted as a credit to the purchase price for the shares purchased by Transworld. Transworld borrowed these funds under the Credit Agreement, as amended by the First Amendment and by the second amendment, dated January 13, 1997 (the "Second Amendment"), to the Credit Agreement. Reference is made to the Second Amendment (which is filed herewith as Exhibit 2) and which is incorporated herein by reference. Substantially all of Transworld's assets, including its rights under the Stock Purchase Agreement and the Debt Purchase Agreements, are pledged to secure Transworld's indebtedness under the Credit Agreement. Transworld transferred to Newco, its wholly-owned subsidiary, all shares of Common Stock purchased pursuant to the Stock Purchase Agreement, and Transworld has pledged all of the outstanding shares of Newco to secure its indebtedness under the Credit Agreement. The shares of Common Stock purchased pursuant to the Stock Purchase Agreement have not been pledged to secure Transworld's indebtedness under the Credit Agreement.

    To purchase the Issuer Payables, including the Convertible Note, the Fund used $11.3 million, which was derived from capital calls from the Fund's partners (which the Fund makes from time to time in the ordinary course of its business) and from borrowings under a $40,000,000 amended secured credit facility maintained by the Fund with The Bank of New York to fund working capital needs and to make investments.

ITEM 4.  PURPOSE OF TRANSACTION

    On January 13, 1997, Transworld purchased from the Issuer 8,964,292 shares of Common Stock pursuant to the Stock Purchase Agreement.

    Transworld and the Issuer have entered into an amendment to the Debt Agreement (the "Debt Agreement Amendment No. 1") which provides, among other things, that Transworld will forebear until January 31, 1997 from exercising any remedies to which it is entitled (including declaring an event of default on the Issuer's senior debt) as a result of purchasing and holding the Issuer's senior debt. For further information with respect to the Debt Agreement Amendment No. 1, reference is made to the Debt Agreement Amendment No. 1 (which is filed as Exhibit 3 hereto), which is incorporated herein by reference.

    On November 27, 1996, December 12, 1996, December 23, and January 10, 1997, Transworld, the Issuer, and Newco entered into letter agreements, which extended the date by which Transworld and Newco were entitled to terminate the Merger Agreement and the Stock Purchase Agreement under certain circumstances. For further information with respect to such letter agreements, reference is made to Exhibits 4, 5, 6, and 7 hereto), which are incorporated herein by reference.

    On January 13, 1997, Transworld, the Issuer, and Newco entered into a letter agreement (the "January 13 Amendment"), which amended certain provisions of the Merger Agreement. The January 13 Amendment decreases from $2.00 to $1.50 the amount per share that each holder (other than Transworld and its subsidiaries) will receive if the Merger is consummated. In addition, pursuant to the January 13 Amendment, it is a condition to the obligations of Transworld and Newco to effect the Merger that: (i) the Amended Stipulation of Partial Settlement of the consolidated class actions under the caption, IN RE HEALTH MANAGEMENT, INC. SECURITIES LITIGATION, dated December 19, 1996, shall have been finally approved by the United States District Court and such court shall have entered a judgment substantially in the form of the exhibit to such amended Stipulation and all appeals therefrom shall have been exhausted or applicable waiting periods for any such appeals shall have expired without an appeal having been filed; and (ii) Transworld's lenders shall have consented to the Merger, shall have amended the Credit Agreement to permit the Merger, and shall have loaned to Transworld the funds necessary for Transworld to consummate the Merger. If the foregoing conditions (and the other conditions contained in the Merger Agreement, as amended) are not satisfied by June 30, 1997, Transworld may terminate the Merger Agreement. For further information with respect to the January 13 Amendment, reference is made to the January 13 Amendment (which is filed as Exhibit 8 hereto), which is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    As described in Item 4 above, Transworld is the beneficial owner of 8,964,292 shares of Common Stock which it purchased on January 13, 1997 under the Stock Purchase Agreement (representing 49% of the outstanding shares of Common Stock) and immediately transferred to Newco, its wholly-owned subsidiary, and 746,713 shares of Common Stock subject to the Option. After giving effect to the exercise, if any, of the Option, Transworld would thereafter own 51% of the outstanding shares of Common Stock (including the shares owned by Newco), assuming, in each case, that none of the Issuer's outstanding options (other than the Option) or warrants are exercised or convertible securities are converted into Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    Except for the Merger Agreement, as amended, the Stock Purchase Agreement, the Registration Rights Agreement, the Debt Purchase Agreements, the Debt Agreement, and the Debt Agreement Amendment No. 1, the Reporting Persons have no contracts, arrangements, understandings, or relationships, legal or otherwise, with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders' fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

Exhibit 1 - Joint Filing Agreement

Exhibit 2 - Second Amendment (to Credit Agreement)

Exhibit 3 - Debt Agreement Amendment No. 1

Exhibit 4 - Letter agreement, dated November 27, 1996, amending
            Merger Agreement

Exhibit 5 - Letter agreement, dated December 12, 1996, amending
            Merger Agreement

Exhibit 6 - Letter agreement, dated December 23, 1996, amending
            Merger Agreement

Exhibit 7 - Letter agreement, dated January 10, 1997, amending
            Merger Agreement

Exhibit 8 - Letter agreement, dated January 13, 1997, amending
            Merger Agreement

                                      SIGNATURE
                                      ---------


         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

                                       TRANSWORLD HOME HEALTHCARE, INC.


January 17, 1997                       By /s/ Vincent J. Caruso
                                          ---------------------------------
                                          Vincent J. Caruso
                                          Executive Vice President


                                       HYPERION PARTNERS II L.P.
                                       By:  Hyperion Ventures II L.P.,
                                            its general partner
                                            By:  Hyperion Funding II Corp.,
                                                  its general partner

                                                  By /s/Scott A. Shay
                                                     ----------------------
                                                     Scott A. Shay
                                                     Executive Vice
                                                     President

                                       HYPERION VENTURES II L.P.
                                       By:  Hyperion Funding II Corp.,
                                            its general partner


                                            By /s/Scott A. Shay
                                               ----------------------------
                                               Scott A. Shay
                                               Executive Vice President

                                       HYPERION FUNDING II CORP.


                                       By /s/Scott A. Shay
                                          ---------------------------------
                                          Scott A. Shay
                                          Executive Vice President


                                       /s/ Lewis A. Ranieri
                                       ------------------------------------
                                       Lewis A. Ranieri


                                       /s/Scott A. Shay
                                       ------------------------------------
                                       Scott A. Shay

                                       IMH ACQUISITION CORP.


                                       By /s/ Vincent J. Caruso
                                          ---------------------------------
                                          Vincent J. Caruso
                                          Executive Vice President

                                       ANNEX A


                           EXECUTIVE OFFICERS AND DIRECTORS
                           --------------------------------
                           IMH ACQUISITION CORP. ("NEWCO")
                           -------------------------------


    ROBERT W. FINE. Mr. Fine is the President, Chief Operating Officer, Chief Executive Officer, and a director of Newco and the President and Chief Operating Officer of Transworld. Mr. Fine's address is 75 Terminal Avenue, Clark, New Jersey 07066.

    VINCENT J. CARUSO. Mr. Caruso is an Executive Vice President and the Chief Administrative Officer of Transworld and of Newco. Mr. Caruso's address is 75 Terminal Avenue, Clark, New Jersey 07066.

    WAYNE A. PALLADINO. Mr. Palladino is Senior Vice President and Chief Financial Officer of Transworld and of Newco. Mr. Palladino's address is 75 Terminal Avenue, Clark, New Jersey 07066.

    SCOTT A. SHAY. Mr. Shay is a director of Newco. Mr. Shay is acting Chairman of the Board and a director of Transworld. Mr. Shay is Executive Vice President, Assistant Secretary, a director, and a stockholder of Funding. He also is a Managing Director of Ranieri & Co., Inc., a registered broker dealer, and President, director, and stockholder of SAS Hyperion Corp. and Chairman and President, director and shareholder of SAS Hyperion Corp., general partners of the sole general partner of Hyperion Partners L.P., a Delaware private investment limited partnership. His principal business and office address is 50 Charles Lindbergh Boulevard, Suite 500, Uniondale, New York 11553.